HIVE Digital Technologies Ltd.

Consolidated Financial Statements
For the years ended March 31, 2024 and 2023
(In thousands of U.S. dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HIVE Digital Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated of financial position of HIVE Digital Technologies Ltd. (the “Company”), as of March 31, 2024, and 2023, and the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for the years ended March 31, 2024, and 2023, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HIVE Digital Technologies Ltd. as of March 31, 2024, and 2023, and the results of its operations and its cash flows for the years ended March 31, 2024, and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Other Matter

As discussed in Note 28 to the consolidated financial statements, the 2023 consolidated financial statements have been restated to correct a reclassification between the revaluation of digital currencies and the loss on sale of digital currencies.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
(PCAOB ID: 731)

June 24, 2024

HIVE Digital Technologies Ltd. Consolidated Statements of Financial Position (Expressed in thousands of US dollars unless otherwise indicated)

		March 31,	March 31,
	Notes	2024	2023

Assets
Current assets
Cash		$9,678	$4,373
Amounts receivable and prepaids	7	6,929	9,354
Investments	6	6,974	2,866
Digital currencies	8	161,645	65,899
		185,226	82,492

Plant and equipment	9	95,356	87,228
Long term receivable	7	2,595	5,815
Deposits, net of provision	10	15,917	9,542
Right of use asset	15	8,488	10,973
Intangible assets		-	67
Total assets		$307,582	$196,117

Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	12	$10,604	$9,354
Current portion of convertible loan - liability component	11	1,679	1,175
Current portion of lease liability	15	2,525	2,330
Term loan	14	5,608	7,139
Current portion of loans payable	13	2,788	1,224
Current income tax liability	18	4,148	1,846
		27,352	23,068

Convertible loan - liability component	11	1,875	3,554
Convertible loan - derivative component	11	120	482
Loans payable	13	10,400	11,854
Lease liability	15	5,728	8,138
Deferred tax liability	18	2,415	206
Total liabilities		47,890	47,302

Equity
Share capital	19	499,208	419,213
Equity reserve		24,741	18,864
Accumulated other comprehensive income		83,614	7,404
Accumulated deficit		(347,871)	(296,666)
Total equity		259,692	148,815
Total liabilities and equity		$307,582	$196,117

Nature of operations (Note 1)
Commitments and contingencies (Note 16)
Subsequent events (Note 30)

Approved by the Board of Directors and authorized for issue on June 24, 2024

"Frank Holmes"	Director

"Marcus New"	Director

The accompanying notes are an integral part of these consolidated financial statements

HIVE Digital Technologies Ltd. Consolidated Statements of (Loss) Income and Comprehensive Income (Loss) (Expressed in thousands of US dollars unless otherwise indicated)

		Year ended March 31,
	Notes	2024	2023 Revised - Note 28

Revenue from digital currency mining	8	$111,044	$106,089
High performance computing hosting		3,421	229
		114,465	106,318

Cost of sales
Operating and maintenance costs	23	(74,075)	(55,463)
Depreciation	9,15	(66,370)	(81,730)
		(25,980)	(30,875)

Revaluation of digital currencies	8	-	(55,780)
Gain (loss) on sale of digital currencies	8	4,549	(16,936)

Expenses
General and administrative	22	(13,204)	(13,243)
Foreign exchange gain		2,071	1,245
Share-based compensation	19	(7,249)	(8,378)
		(18,382)	(20,376)

Unrealized gain (loss) on investments	6	3,743	(13,432)
Change in fair value of derivative liability	11	362	4,504
Impairment of equipment	9	-	(70,410)
Impairment of deposits	10	-	(27,331)
Provision on sales tax receivables	7	(6,777)	-
Gain (loss) on sale of equipment		1,081	(1,395)
Other expenses		(59)	(141)
Finance expense	21	(3,557)	(3,962)
Net loss before tax for the year		(45,020)	(236,134)

Tax expense		(6,185)	(289)
Net loss for the year		$(51,205)	$(236,423)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Revaluation of digital currencies	8	$77,286	$-
Translation adjustment		(1,076)	(884)

Net loss and comprehensive income (loss) for the year		$25,005	$(237,307)

Basic loss per share		$(0.57)	$(2.85)
Diluted loss per share		$(0.57)	$(2.85)

Weighted average number of common shares outstanding
Basic	20	90,005,128	82,871,284
Diluted	20	90,005,128	82,871,284

The accompanying notes are an integral part of these consolidated financial statements

HIVE Digital Technologies Ltd. Consolidated Statements of Changes in Equity (Expressed in thousands of US dollars unless otherwise indicated)

	Share capital			Accumulated other
			Equity	comprehensive	Accumulated	Total
	Shares issued	Amount	reserve	income	deficit	equity
		$	$	$	$	$
At March 31, 2022	82,241,988	413,660	12,237	23,399	(60,243)	389,053
Share-based compensation	-	-	8,378	-	-	8,378
Shares offering	1,306,473	3,822	-	-	-	3,822
Vesting of restricted stock units	624,250	1,751	(1,751)	-	-	-
Issuance costs	-	(20)	-	-	-	(20)
Loss for the period	-	-	-	-	(236,423)	(236,423)
Translation adjustment	-	-	-	(884)	-	(884)
Realized loss on digital currencies	-	-	-	(15,111)	-	(15,111)
At March 31, 2023	84,172,711	419,213	18,864	7,404	(296,666)	148,815

At March 31, 2023	84,172,711	419,213	18,864	7,404	(296,666)	148,815
Share-based compensation	-	-	7,249	-	-	7,249
Special warrants	5,750,000	21,738	-	-	-	21,738
Shares offering	14,986,724	57,678	-	-	-	57,678
Vesting of restricted stock units	802,650	2,568	(2,568)	-	-	-
Issuance costs	-	(3,257)	1,280	-	-	(1,977)
Asset acquisition	345,566	1,088	-	-	-	1,088
Exercise of options	22,500	180	(84)	-	-	96
Loss for the period	-	-	-	-	(51,205)	(51,205)
Translation adjustment	-	-	-	(1,076)	-	(1,076)
Revaluation gain on digital currencies	-	-	-	77,286	-	77,286
At March 31, 2024	106,080,151	499,208	24,741	83,614	(347,871)	259,692

The accompanying notes are an integral part of these consolidated financial statements

HIVE Digital Technologies Ltd. Consolidated Statements of Cash Flows (Expressed in thousands of US dollars unless otherwise indicated)

	For the year ended March 31,
	2024	2023

Operating activities
Net loss for the year:	$(51,205)	$(236,423)
Adjusted for:
Revenue recognized from digital currency mined	(111,044)	(106,089)
Depreciation	65,948	81,730
Unrealized (gain) loss on investments	(3,743)	13,432
Change in fair value of derivative liability	(362)	(4,504)
Impairment of equipment	-	70,410
Impairment of deposits	-	27,331
Provision on sales tax receivables	6,777	-
(Gain) loss on sale of equipment	(1,081)	1,395
Accretion on convertible debt	1,825	2,130
Tax expense	6,185	289
Share-based compensation	7,249	8,378
Interest expense	930	664
Foreign exchange	127	136
Changes in non-cash working capital items:
Amounts receivable and prepaids	3,992	(5,374)
Digital currencies	92,602	195,079
Accounts payable and accrued liabilities	(5,096)	(3,802)
Cash provided by operating activities	13,526	44,782

Investing activities
Deposits on equipment	(14,880)	(38,754)
Investments	(341)	-
Proceeds on disposal of equipment	1,882	1,942
Purchase of equipment	(64,378)	(4,075)
Cash paid on acquisition	(647)	-
Cash used in investing activities	(78,364)	(40,887)

Financing activities
Exercise of options	96	-
Shares offering, net of issuance costs	55,701	3,802
Issuance of warrants, net of issuance costs	21,738	-
Repayment of loans	(1,530)	(2,767)
Repayment of debenture	(3,000)	(3,000)
Lease payments made	(2,855)	(2,674)
Cash provided by (used in) financing activities	70,150	(4,639)

Effect of exchange rate changes on cash	(7)	(202)
Net change in cash during the year	5,305	(946)
Cash, beginning of year	4,373	5,319
Cash, end of year	$9,678	$4,373

Supplemental cash flow information
Share consideration issued for acquisition	$1,088	$-
Recognition of right of use assets and lease liabilities	$-	$250

Supplemental disclosures:
Interest paid	$1,555	$1,977
Income taxes paid	$687	$-

The accompanying notes are an integral part of these consolidated financial statements

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

1.    Nature of Operations

HIVE Digital Technologies Ltd. (the "Company") was incorporated in the province of British Columbia on June 24, 1987. The Company is a reporting issuer in each of the Provinces and Territories of Canada and is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "YO0.F". On July 12, 2023, the Company completed a name change from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd. The Company's head office is located at Suite 855, 789 Pender Street, Vancouver, BC, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

In connection with the Company's change of business filed in September 2017 ("Change of Business"), the Company acquired digital currency mining data center equipment in Iceland. Following the initial acquisition, the Company acquired additional data center equipment in Iceland and Sweden throughout fiscal 2018. Phases one and two of Sweden commenced operations on January 15, 2018 and March 31, 2018 respectively, while phase three commenced operations on April 30, 2018. On April 9, 2020 the Company acquired a data center in Quebec, Canada, and on April 15, 2021 the Company acquired a data center in New Brunswick, Canada. The Company is in the business of providing infrastructure solutions, including the provision of computational capacity to distributed networks, in the blockchain industry. The Company's operations are focused on the mining and sale of digital currencies to upgrade, expand and scale up its mining operations. Digital currencies are subject to risks unique to the asset class and different from traditional assets. Additionally, the Company may at times hold assets with third party custodians or exchanges that are limited in oversight by regulatory authorities.

On May 24, 2023, the Company incorporated a wholly owned subsidiary, Bikupa Real Estate AB, to function as a holding entity to facilitate the acquisition of the data center as detailed in Note 5.

On May 24, 2022, the Company affected the consolidation of its common shares (Note 19) based on one post-consolidation common share for each five pre-consolidated common shares. The impact was reflected and adjusted such that all common shares and per share amounts have been retroactively restated to reflect the consolidation.

2. Basis of Presentation and Material Accounting Policy Information

(a)   Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

The consolidated financial statements have been prepared on a historical cost convention except for the convertible loan - derivative component and digital assets that have been measured at fair value. The consolidated financial statements are presented in United States dollars ("US dollars" or "$"), except where otherwise indicated.

The Company is in the business of the mining and sale of digital currencies to upgrade, expand, and scale up its mining operations, many aspects of which are not specifically addressed by IFRS Accounting Standards.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)
2. Basis of Presentation and Significant Accounting Policies (continued...)

(a)   Statement of Compliance (continued...)

The Company is required to use certain critical accounting estimates and make judgements as to the application of IFRS Accounting Standards and the selection of accounting policies. The Company has disclosed its presentation, recognition and de-recognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgements; however, if specific guidance is enacted in the future, the impact may result in changes to the Company's earnings and financial position as presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on June 24, 2024.

(b)   Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, which are controlled by the Company (the "Group"). Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has all of the following: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All inter-company transactions, balances, income and expenses are eliminated on consolidation.

As of March 31, 2024, the Company had the following wholly owned subsidiaries: HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, Bikupa Real Estate AB, Hive Digital Data Ltd., Liv Eiendom AS, 9376-9974 Quebec Inc., HIVE Atlantic Datacentres Ltd., and HIVE Performance Computing Ltd. HIVE Blockchain Switzerland AG had one wholly owned subsidiary, HIVE Blockchain Iceland ehf. and HIVE Performance Computing Ltd. had one wholly owned subsidiary, HIVE Performance Cloud Inc.

(c)   Presentation and functional currency

The financial statements are presented in U.S. dollars, which is the functional currency of HIVE Blockchain Switzerland AG, Bikupa Datacenter AB, Bikupa Datacenter 2 AB, Bikupa Real Estate AB, HIVE Digital Data Ltd., Liv Eiendom AS, HIVE Performance Computing Ltd., and HIVE Blockchain Iceland ehf. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The functional currency of the Company and its subsidiaries, 9376-9974 Quebec Inc., HIVE Performance Cloud Inc., and HIVE Atlantic Datacentres Ltd., (the "Canadian subsidiaries"), is the Canadian dollar. For the Canadian subsidiaries, the assets and liabilities are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive (loss) income.

During the year ended March 31, 2023, the Company changed the functional currency of the Canadian Subsidiaries to the Canadian dollar, which is prospectively accounted for in the consolidated financial statements. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates; and better reflects the ongoing activities and operations of these subsidiaries. The presentation currency for the group is the U.S dollar.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(d)   Goodwill

Goodwill represents the excess of the purchase price paid for an acquisition over the fair value of the net tangible and intangible assets acquired. Following the initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill has an indefinite useful life, is not subject to amortization and therefore, subject to impairment testing annually for any impairment, or more frequently in the case that events or circumstances indicate. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units (CGUs) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(e)   Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

1.   Revenues from digital currency mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power and transaction verification services to the mining pool in exchange for non-cash consideration in the form of digital currencies. The Company measures the non-cash consideration received at the fair market value of the digital currencies received. Management estimates fair value on a daily basis as the quantity of digital currency received multiplied by the spot price on the day it was received, and subsequently measured as an intangible asset. Any difference between the fair value of the digital currencies recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of digital currencies.

Digital currency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the digital currency's carrying amount is recognized in other comprehensive (loss) income and under accumulated other comprehensive income in equity. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of digital currency previously recognized in profit or loss. The fair value of digital currency on hand at the end of the reporting period is calculated as the quantity of digital currency on hand multiplied by price quoted on coinbase.com as at the reporting date. The Company reports digital currency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the digital currency on hand at the end of the reporting period have markets with sufficient liquidity to allow conversion within the Company's normal operating cycle.

2.   Revenues from high performance computing hosting:

The Company has entered into contracts to provide high performance computing power to third parties. Revenues from the provision of high performance computing power is measured and recognized as the Company meets its obligation of the provision of high performance computing power at a point in time. The Company receives proceeds net of commissions. Revenues are recorded at the gross amount and the commission expense is included in operating and maintenance costs.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(f) Plant and equipment:

Plant and equipment include data center equipment carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with the data center equipment.

Items of data center equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Plant and equipment is broken into the following major assets and depreciated as follows:

- Data center equipment - straight line over 2 to 4 years

- Buildings straight line over 15 years

- Leasehold improvements - See below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement. The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

(g)   Intangible assets

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as at the acquisition date. Intangible assets with a finite useful life are amortized over their useful lives using the straight-line method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end. Intangible assets consist of acquired software and certain customer relationships acquired in a business combination used in the Company's digital currency mining operations. The intangible assets are amortised on a straight-line basis over two to four years.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(h) Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss. An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

(i) Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Amounts receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Investments are classified as FVTPL.

Subsequent measurement

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. The Company's financial assets at amortized cost includes amounts receivable. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss.

Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the embedded derivative arising from the repayment terms of the convertible loan in Note 11. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(i) Financial instruments (continued...)

Impairment

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. For accounts receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement:

All financial liabilities are recognized initially at fair value and, in the case of convertible debenture, term loan, loans payable and lease liability, net of directly attributable transaction costs. The Company's financial liabilities include convertible debenture, term loan, loans payable, lease liability and accounts payables and are measured at fair value at initial recognition and subsequently amortized cost.

Subsequent measurement

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the consolidated statement of income. This category generally applies to interest-bearing loans and borrowings.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

Derecognition of financial liabilities

Financial liabilities are derecognized when and only when they are extinguished - that is, when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash; providing other financial assets, goods or services, or is otherwise legally released from the liability.  Financial liabilities are classified as current liabilities if payment is due within 12 months.  Otherwise, they are presented as non-current liabilities.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(i) Financial instruments (continued...)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

- Level 1 - Unadjusted quoted prices in an active market of identical assets and liabilities;

- Level 2 - Non-quoted prices included in Level 1 that are either directly or indirectly observable;

- Level 3 - Inputs for the asset or liability that are not based on observable market data

Data that is not based on observable market information, such as valuation techniques without the use of observable market data.

(j) Provisions

Under IAS 37, provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

(k)  Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders' equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(k)   Income tax (continued...)

Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable. Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

(l) Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model ("Black-Scholes") to estimate the fair value of stock options granted to directors, officers, employees, consultants and charities. The use of Black- Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value, however the most significant estimate is the volatility. Expected future volatility can be difficult to estimate as the Company has a limited operating history and is in an emerging industry with no comparable publicly traded competitors at the time of grant. Due to the emerging nature of the industry, volatility estimates require significant estimates. The Company estimated volatility based on historic share prices of companies operating in emerging innovative industries. Historical volatility is not necessarily indicative of future volatility.

(m) Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise:

  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

  Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

  The amount expected to be payable by the lessee under residual value guarantees;

  The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(m) Leases (continued...)

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

  The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

  The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payment change is due to a change in a floating interest rate, in which case a revised discount rate is used).

  A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

(n) Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liability assumed).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units (CGUs) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

For the acquisition of an asset or a group of assets that does not constitute a business, the Company identifies and recognizes the identifiable assets acquired and liabilities assumed, and acquisition-related costs are capitalized.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(o)  Cash

Cash and cash equivalents may include cash on hand, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of 90 days or less when acquired. As of March 31, 2024 and 2023, the Company did not classify any balances as cash equivalents.

(p)  New accounting standards adopted by the Company

Amendment to IAS 12 - deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrowed the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

Amendments to IAS 1, Practice statement 2 and IAS 8

Presentation of Financial Statements was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective January 1, 2023, with early application permitted. The amendments are required to be adopted retrospectively.

Amendments to IAS 1, Presentation of financial statements', on classification of liabilities

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments introduced a definition of accounting estimates and included other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted.

The adoption of the amendments listed above did not have a significant impact on the Company's consolidated financial statements.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

2. Basis of Presentation and Significant Accounting Policies (continued...)

(q)  Future accounting standards

Amendments to IAS 21 - Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. These amendments are effective for annual periods beginning on or after 1 January 2025 (early adoption is available).

Amendment to IAS 1 - Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after 1 January 2024.

Amendments to IAS 1 ‑ Classification of Liabilities as Current or Non‑current

In January 2020, the IASB issued amendments to IAS 1 ‑ Classification of Liabilities as Current or Non‑current. These amendments clarify the requirements relating to determining if a liability should be presented as current or non‑current in the statement of financial position. Pursuant to the new requirements, the assessment of whether a liability is presented as current or non‑current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments are effective for annual periods beginning on or after January 1, 2024, with early application permitted.

Amendment to IFRS 16 - Leases on sale and leaseback

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. These amendments are effective for annual periods beginning on or after 1 January 2024.

The Company continues to review changes to IFRS Accounting Standards and the impact on the Company's consolidated financial statements.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

3. Significant Judgements

(a) Going concern

The Company has exercised judgement and used assumptions to determine it continues as a going concern. This involves critical judgments by management about the operating budget, digital currency price volatility, expected profitability, and management's strategic planning. Due to the sensitivity of cash flows to market conditions, small changes in these assumptions may give rise to the determination that there are material uncertainties.

(b) Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company's digital currencies, operating and maintenance costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company's functional currency.

(c) Digital currencies - accounting

There is currently no specific definitive guidance in IFRS Accounting Standards or alternative accounting frameworks for accounting for the revenue recognition from digital currency mining as well as subsequent measurement of digital currencies held. Management has determined that revenues should be recognized as the fair value of digital currencies received in exchange for mining services on the date that digital currencies are received and subsequently measured as an intangible asset. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company's financial statements.

(d)  Assessment of transactions as an asset acquisition or business combination

Management determines whether assets acquired, and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the presentation made on and after acquisition.

The Company completed an acquisition in November 2023 accounted for as an asset acquisition as indicated in Note 5.

(e) Recoverability of sales tax receivables and the Swedish Tax Authority (STA) Contingent VAT Liability

The Company has certain refund claims for Goods and Services Tax Credits and Value Added Tax Credits with tax authorities, receipt of which are conditional upon review.

As it relates to the VAT decisions received from the STA during the year, the Company has assessed that these decisions have no merit and the amount claimed to be owed is not probable. This assessment is based on the knowledge and experience of management combined with the work done by an independent legal firm in Sweden who has amongst other procedures, examined the legal structure of the operations and affected entities, the assessment of the appeals filed and the deferral of payment notice received from the STA. Refer to Note 16, Contingencies.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

4.     Significant Estimates

(a)   Impairment and reversal of impairment of non-current assets

Plant and equipment, and equipment deposits are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-current financial assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(b)   Useful economic life

Depreciation of data center equipment is an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hash rates, technological changes, availability of hardware and other inputs.

(c)   Deferred and current taxes

The determination of the Company's tax expense for the year and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities, the deferral and deductibility of certain items and interpretation of the treatment for tax purposes of digital currencies by taxation authorities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

5. Asset Acquisition

On November 29, 2023, the Company acquired a data center in Sweden. In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 and $500 in holdback common shares payable that are included in accounts payable and accrued liabilities as at March 31, 2024 (Note 12). The Company also incurred $141 in acquisition costs which were capitalized to the cost of the assets.

The $500 in holdback common shares payable shall be paid at the later of: (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500 less any amount payable by the Vendor to the Company in respect of such claim.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by IFRS 3. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

Cash paid	$647
Shares issued	1,088
Holdback payable	500
Acquisition costs	141
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

6. Investments

As at March 31, 2024 and 2023, the Company holds a number of investments in both private and public companies. The Company's investment holdings that are not traded in active markets by the Company are considered investments. Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured through fair value through profit or loss. Refer to Note 24 for the classification of the investments into one of the three levels in the fair value hierarchy.

The continuity of investments was as follows:

Investments
Balance, March 31, 2022	$17,001
Unrealized loss on investments	(13,432)
Foreign exchange	(703)
Balance, March 31, 2023	$2,866
Additions	341
Unrealized gain on investments	3,743
Foreign exchange	24
Balance, March 31, 2024	$6,974

7. Amounts Receivable and Prepaids

	March 31, 2024	March 31, 2023

Sales tax receivable**	$6,818	$8,694
Prepaid expenses and other receivables	7,667	4,659
Receivable on sale of subsidiary*	1,816	1,816
Total	$16,301	$15,169
Less: provision on sales tax receivable	(6,777)	-
Less: current portion	(6,929)	(9,354)
Long term portion	$2,595	$5,815

* Receivable is conditional upon ruling by the by the Swedish Tax Authority related to an ongoing value added tax process. If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible. Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

** During the year ended March 31, 2024, after examination of the history of claims and payments received from various authorities, together with regulatory challenges, the Company assessed the collectability of its Sales tax receivable balance. As a result, the Company determined that there is uncertainty over the collection of certain amounts, and recorded a provision of $4.5 million for these receivables. The Company also received an assessment of $2.3 million for Sales tax payable that is included in the provision as a result of a Sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

8. Digital Currencies

Digital currencies are recorded at their fair value on the date they are received as revenue from digital currency mining and are revalued to their current market value less costs to sell at each reporting date.

The Company's holdings of digital currencies consist of the following:

	March 31, 2024	March 31, 2023
Bitcoin	$161,258	$65,772
Ethereum Classic	196	117
Other coins	191	10
Total	$161,645	$65,899

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins
Digital currencies, March 31, 2022	$117,669	2,596
Digital currency mined	77,482	3,258
Digital currency sold	(70,997)	(3,522)
Revaluation adjustment	(58,382)	-
Digital currencies, March 31, 2023	65,772	2,332
Digital currency mined	111,002	3,123
Digital currency sold	(92,600)	(3,168)
Revaluation adjustment	77,084	-
Digital currencies, March 31, 2024	$161,258	2,287

Ethereum	Amount	Number of coins
Digital currencies, March 31, 2022	$52,302	16,165
Digital currency mined	28,424	14,984
Digital currency sold	(68,257)	(31,149)
Revaluation adjustment	(12,469)	-
Digital currencies, March 31, 2023 and March 31, 2024	$-	-

Ethereum Classic	Amount	Number of coins
Digital currencies, March 31, 2022	$29	625
Digital currency mined	172	6,180
Digital currency sold	(45)	(1,087)
Revaluation adjustment	(39)	-
Digital currencies, March 31, 2023	117	5,718
Digital currency mined	1	28
Revaluation adjustment	78	-
Digital currencies, March 31, 2024	$196	5,746

During the year ended March 31, 2024, the Company sold digital currencies for proceeds totalling $97.2 million (2023 - $122.4 million) with a cost of $92.6 million (2023 - $139.3 million) and recorded a gain on sale of $4.6 million (2023 - loss on sale of $16.9 million).

The Company reclassified a surplus of $nil from accumulated other comprehensive income (2023 - $15.1 million) in connection to the revaluation gain on its digital currencies resulting in recognizing a gain of $4.6 million (2023 - loss of $1.8 million) in the consolidated statement of loss and comprehensive loss on the sale of digital currencies.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

9. Plant and Equipment

Cost	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2022	$306,802	$663	$17,538	$325,003
Disposals	(9,587)	-	-	(9,587)
Additions	55,353	-	10,296	65,649
Impairment	(119,033)	-	-	(119,033)
Foreign exchange on translation	(4,348)	-	(1,306)	(5,654)
Balance, March 31, 2023	$229,187	$663	$26,528	$256,378
Disposals	(5,584)	-	-	(5,584)
Additions	69,360	-	375	69,735
Acquisition	446	86	1,587	2,119
Foreign exchange on translation	(416)	-	(40)	(456)
Balance, March 31, 2024	$292,993	$749	$28,450	$322,192

Accumulated depreciation	Equipment	Land	Building and Leaseholds	Total
Balance, March 31, 2022	$146,670	$-	$790	$147,460
Disposals	(6,250)	-	-	(6,250)
Depreciation	76,739	-	2,213	78,952
Impairment	(48,623)	-	-	(48,623)
Foreign exchange on translation	(2,300)	-	(89)	(2,389)
Balance, March 31, 2023	$166,236	$-	$2,914	$169,150
Disposals	(4,784)	-	-	(4,784)
Depreciation	61,302	-	2,230	63,532
Foreign exchange on translation	(970)	-	(92)	(1,062)
Balance, March 31, 2024	$221,784	$-	$5,052	$226,836

Carrying amount
Balance, March 31, 2023	$62,951	$663	$23,613	$87,228
Balance, March 31, 2024	$71,209	$749	$23,398	$95,356

During the year ended March 31, 2023, as digital currency prices declined and the ETH merger occurred, the Company determined that these factors were indicators of impairment. As a result, the Company performed impairment assessments during the year using both the value in use and fair value less costs to dispose models to determine the recoverable value. The recoverable value was lower than the carrying value of the assets during the year, and as a result, the Company recorded impairment totaling $70.4 million in the consolidated statements of (loss) income and comprehensive (loss) income.

During the year ended March 31, 2023, the Company revised the useful economic life of certain GPU machines because of the ETH merge from proof-of-work to proof-of-stake which occurred on September 15, 2022. As a result, the Company revised the useful economic life of these assets from 4 years to 2 years which in management's view reflects the efficiency and use of the equipment in light of the change in activities of these machines.

The Company continues to depreciate its plant and equipment over the remaining estimated useful economic life.

During the year ended March 31, 2024, there were no indicators of impairment or impairment reversal. The Company did not record any impairment charges or impairment reversal on its plant and equipment.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

10. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and deposit for equipment purchases, consisting of:

Description	March 31, 2024	March 31, 2023
Bodens Energi	$258	$217
Atnorth	292	-
Equipment Deposits	26,307	35,431
Vattenfall AB	1,191	1,225
	28,048	36,873
Equipment deposit provision, opening	(27,331)	-
Equipment deposit provision, reclassed	15,200	-
Equipment deposit provision	-	(27,331)
Total	$15,917	$9,542

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule. The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised from non delivery of equipment or delivery of equipment with reduced quality. The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

During the year ended March 31, 2023, the Company recorded impairment on the deposits of $27.3 million in the consolidated statements of (loss) income and comprehensive (loss) income. The impairments are based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

During the year ended March 31, 2024, the Company received equipment related to an equipment deposit provision of $15.2 million in 2023 which was reclassified to plant and equipment. The remaining equipment deposit provision of $12.1 million remained at March 31, 2024, and the Company did not record any additional impairment charges on its deposits during the year ended March 31, 2024.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

11. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S. Global Investors, Inc. ("U.S. Global"). The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants"). Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing. The Warrants expired unexercised on January 12, 2024.

The Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability. The financial liability is variable because the functional currency of Hive Digital Technologies Ltd. is Canadian dollars and the Convertible Loan is denominated in U.S. dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement. Consequently, the conversion feature is classified as a derivative liability.

The Company allocated the proceeds of $15 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million. The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

11. Convertible Loan (continued...)

Liability Component

Balance, March 31, 2022	$5,599
Principal payment	(3,000)
Interest payment	(817)
Accretion and interest	2,947
Balance, March 31, 2023	4,729
Principal payment	(3,000)
Interest payment	(587)
Accretion and interest	2,412
Balance, March 31, 2024	3,554
Less: Current portion	(1,679)
Non-current portion	$1,875

Derivative Component

Balance, March 31, 2022	$4,986
Change in fair value of liability	(4,504)
Balance, March 31, 2023	482
Change in fair value of liability	(362)
Balance, March 31, 2024	$120

The derivative component is re-valued each reporting period.  As at March 31, 2024, the derivative component was revalued at $0.1 million (2023 - $0.5 million) using the Black-Scholes option pricing model with the following assumptions: share price of C$4.56 (2023 - C$4.46) an expected weighted average risk-free interest rate of 4.5% (2023 - 3.71%); an expected weighted average volatility of 79% (2023 - 97%); and an expected weighted average life of 1.1 years (2023 - 1.61 years).  Accordingly, the Company recorded a change in the fair value of the derivative liability of $0.4 million (2023 - $4.5 million).

12. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	March 31, 2024	March 31, 2023
Accounts payable	$7,466	$6,859
Accrued liabilities	1,878	2,362
Holdback payable (Note 5)	500	-
Other payable	760	133
Total	$10,604	$9,354

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

13. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable. The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035. Principal payment plus interest is payable annually. The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

Boden
Balance, March 31, 2022	$15,692
Interest	223
Repayment	(1,272)
Foreign exchange movement	(1,566)
Balance, March 31, 2023	13,077
Interest	397
Foreign exchange movement	(286)
Balance, March 31, 2024	13,188
Less: Current portion	(2,788)
Non-current portion	$10,400

14. Term Loan

As part of the Atlantic acquisition in 2022, the Company acquired a $11 million (C$13.6 million) term loan. The facility bears interest at 3.33% per annum and a maturity date of June 30, 2024. Principal payments of C$0.2 million plus interest is payable monthly.

The term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd. As at March 31, 2024, the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met. The outstanding balance is presented as a current liability as at March 31, 2024. On June 6, 2024 the lender issued an acknowledgement to the Company that the covenant was not met, and provided a waiver stating that they do not consider this breach a default under the loan. The lender has not requested early repayment of the loan as of the date when these financial statements were approved by the Board of Directors. The term loan includes an unlimited guarantee from the Company.

Balance, March 31, 2022	$9,375
Interest	273
Repayment	(1,991)
Foreign exchange movement	(518)
Balance, March 31, 2023	$7,139
Interest	212
Repayment	(1,742)
Foreign exchange movement	(1)
Balance, March 31, 2024	$5,608

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

15. Right of Use Asset and Lease Liability

The Company has lease agreements for its offices, and buildings for its data centers in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

During the year ended March 31, 2024, the Company recognized interest expense on the lease liability of $0.5 million (2023 - $0.7 million) which was recorded within finance expense.

Cost	Right of Use Assets
Balance, March 31, 2022	$17,758
Additions	250
Lease extension	174
Adjustment for change in variable payments based on rate or index	474
Foreign exchange	(1,354)
Balance, March 31, 2023	$17,302
Adjustment for change in variable payments based on rate or index	287
Foreign exchange	(8)
Balance, March 31, 2024	$17,581

Accumulated Depreciation
Balance, March 31, 2022	$(5,171)
Depreciation	(2,510)
Foreign exchange	1,352
Balance, March 31, 2023	$(6,329)
Depreciation	(2,771)
Foreign exchange	7
Balance, March 31, 2024	$(9,093)

Carrying Amount
Balance, March 31, 2023	$10,973
Balance, March 31, 2024	$8,488

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)
15. Right of Use Asset and Lease Liability (continued...)
Lease Liability
Balance, March 31, 2022	$12,649
Lease payments made	(2,674)
Additions	250
Lease extension	174
Adjustment for change in variable payments based on rate or index	474
Interest expense on lease liabilities	664
Foreign exchange	(1,069)
Balance, March 31, 2023	$10,468
Lease payments made	(2,855)
Adjustment for change in variable payments based on rate or index	287
Interest expense on lease liabilities	533
Foreign exchange	(180)
8,253
Less: current portion	(2,525)
Balance, March 31, 2024	$5,728

Lease Disclosures
Interest expense on lease liabilities	$533
Total cash outflow for leases	$2,855

Maturity Analysis - Undiscounted Contractual Payments
Less than 1 year	$2,938
1 to 2 years	2,834
2 to 3 years	2,045
3 to 4 years	1,007
4 to 5 years	246
$9,070

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

16. Commitments and Contingencies

(a) Service agreements

The Company has a service agreements with unrelated third parties to operate and maintain the Company's data center computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland. As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB location in Sweden. The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

(c) Obligations on mining equipment

The Company had purchase commitments of $5.8 million at the year ended March 31, 2024 (March 31, 2023 - $8.9 million).

Contingencies

(a) Contingent VAT Liability to the Swedish Tax Authority ("STA")

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2") received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, and December 22, 2023 for Bikupa and February 14, 2023, and December 21, 2023 for Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 411.9 million or approximately $40.9 million. The assessments cover the period December 2020 to December 2022 for Bikupa, and the period April 2021 to December 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal. A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company. The Company engaged an independent legal firm and independent audit firm in Sweden with expertise in these matters to assist in the appeal process. The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable. According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision. It is the Company's opinion, the Swedish Tax Agency has not substantiated their claim. We are not aware of any precedent cases, authoritative literature, or other statement that supports the STA's position. The cases are currently in the County Administrative Court.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year. Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT. (Note 24 Uncertain Tax Positions).

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)
16. Commitments and Contingencies (continued...)

(a) Contingent VAT Liability to the Swedish Tax Authority (continued...)

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company. The Company will continue to assess these matters. At the year ended March 31, 2024, the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA. As at March 31, 2024, the Company has not received any additional communication from the STA.

(b)   Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business. Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

17. Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

a) As at March 31, 2024, the Company had $0.1 million (2023 - $12 due to officers) due to a director and officers for the reimbursement of expenses included in accounts payable and accrued liabilities.

b) As at March 31, 2024, the Company had $nil (2023 - $ nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities. For the year ended March 31, 2024, the Company paid $0.3 million (2023 - $0.3 million) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the year ended March 31, 2024, key management compensation includes salaries and wages paid to key management personnel and directors of $1.2 million (2023 - $1.4 million) and share-based payments of $4.7 million (2023 - $5.7 million).

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

18. Tax Note

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	March 31, 2024	March 31, 2023

Loss for the year from continuing operations before tax	$(45,020)	$(236,134)

Expected income tax	$(12,155)	$(63,756)
Change in statutory, foreign tax, foreign exchange rates and other	22,904	49,750
Permanent differences	3,159	3,709
Share issue cost	(536)	(6)
Adjustment to prior years provision and other	6,400	(2,334)
Change in unrecognized deductible temporary differences	13,587	12,926
Tax expense	$6,185	$289

Current income tax	$3,955	$1,612
Deferred income tax expense (recovery)	2,230	(1,323)
Total income tax	$6,185	$289

The significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31, 2024	March 31, 2023
Deferred tax assets (liabilities)
Plant and equipment	$(5,528)	$(578)
Share issuance costs and other	52	78
Energy tax receivable	(494)	(494)
Digital currencies	(210)	(81)
Right of use asset and lease liability, net	(28)	-
Debt with accretion	(450)	(845)
Non-capital losses	4,243	1,714
	$(2,415)	$(206)

The significant components of the Company's deductible temporary differences, unused tax losses and unused tax credits not included in deferred tax assets/liabilities:

	March 31, 2024	March 31, 2023	Expiry

Intangible asset	$2,474	$3,538	NA
Share issue costs and other	4,751	5,103	2042 - 2048
Loss carryforwards	44,652	76,742	2025 - Indefinite
Investments	8,898	11,298	NA
Plant and equipment	45,441	69,712	NA
	$106,216	$166,393

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

On May 24, 2022, the Company proceeded with the consolidation of its common shares on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. The common shares, options, warrants and RSU's have been retroactively adjusted for impact of the share consolidation by the Company.

During the year ended March 31, 2024, the Company:

  On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement"). Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program").

The Company issued 1,374,700 common shares (the "May 2023 ATM Shares") pursuant to the May 2023 ATM Equity Program for gross proceeds of C$9.0 million ($6.8 million). The May 2023 ATM shares were sold at prevailing market prices, for an average price per May 2023 ATM Share of C$6.55. Pursuant to the May 2023 Equity Distribution Agreement, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the May 2023 Equity Distribution Agreement. In addition, the Company incurred $162 in fees related to its May 2023 ATM Equity Program. The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement"). Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

The Company issued 13,612,024 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$71 million ($52.7 million). The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.22. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.6 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $316 in fees related to its August 2023 ATM Equity Program.

  On November 29, 2023, the Company issued 345,566 common shares in connection with acquisition of assets (Note 5).
  On February 2, 2024, the Company issued 5,750,000 common shares in connection with the 2023 Special Warrants (Note 19(d)).
  Issued 802,650 common shares upon the exercise of restricted share units (Note 19(e)). An amount of $2.6 million was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity (continued...)

(b) Issued and fully paid common shares

  Issued 22,500 common shares for proceeds of C$127 ($96) pursuant to the exercise of 22,500 options at a price of C$5.66 per option. An amount of $0.1 million was reallocated from reserves to share capital in connection with the exercise of these stock options.

During the year ended March 31, 2023, the Company:

  Issued 624,250 common shares pursuant to the vesting of 624,250 restricted share-units. An amount of $1,750,792 was reallocated from reserves to share capital in connection with the vesting of these restricted share-units.
  Issued 1,306,476 common shares (the "ATM Shares") pursuant to the ATM Equity Program for gross proceeds of $3,941,736 (C$5,235,413). The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.01. Pursuant to the Equity Distribution Agreement, a cash commission of $119,983 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the Equity Distribution Agreement.

(c) Stock options

The Company has established a rolling Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. The maximum term of each option shall not be greater than 10 years. The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period. All other options vest at the discretion of the Board of Directors.

Following is a summary of changes in stock options outstanding for the year ended March 31, 2024:

			Weighted average
	Outstanding		exercise price
Balance, March 31, 2022	2,846,515	C$	6.31
Granted	415,200		5.66
Expired	(133,300)		1.50
Forfeited	(55,000)		18.97
Balance, March 31, 2023	3,073,415	C$	6.20
Granted	620,000		6.86
Expired	(2,400)		6.09
Forfeited	(202,600)		24.75
Exercised	(22,500)		5.66
Balance, March 31, 2024	3,465,915	C$	5.24

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity (continued...)

(c) Stock options (continued...)

The stock options outstanding and exercisable as at March 31, 2024, are as follows:

Outstanding	Exercisable	Exercise price	Expiry date
2,000	2,000	C $ 15.70	February 11, 2026
10,000	10,000	14.95	June 4, 2026
387,900	302,400	5.66	August 26, 2027
1,000,000	1,000,000	1.50	September 14, 2027
24,615	24,615	10.00	October 11, 2027
50,000	50,000	10.00	March 26, 2028
620,000	620,000	6.86	July 6, 2028
400,000	400,000	3.10	September 18, 2028
100,000	100,000	1.35	December 21, 2028
500,000	500,000	1.45	February 10, 2030
20,000	20,000	1.90	May 29, 2030
1,400	1,400	10.80	December 24, 2030
30,000	30,000	25.15	April 6, 2031
60,000	60,000	18.35	April 29, 2031
180,000	90,000	18.50	October 7, 2031
60,000	40,000	25.35	November 10, 2031
20,000	20,000	21.00	December 9, 2031
3,465,915	3,270,415

(d) Warrants

Following is a summary of changes in warrants outstanding for the year ended March 31, 2024:

	Warrants		Weighted average
	outstanding		exercise price
Balance, March 31, 2022 and 2023	3,573,727	C$	22.92
Grants	3,220,000		5.89
Expired	(1,550,000)		13.69
Balance, March 31, 2024	5,243,727	C$	15.20

The warrants outstanding and exercisable as at March 31, 2024, are as follows:

Outstanding		Exercisable	Exercise price	Expiry date
1,917,050	*	1,917,050	C$ 30.00	May 30, 2024
106,677	**	106,677	C$ 30.00	September 15, 2024
2,875,000	***	2,875,000	C$ 6.00	December 28, 2026
345,000	***	345,000	C$ 5.00	December 28, 2026
5,243,727		5,243,727

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity (continued...)

(d) Warrants (continued...)

* On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "2021 Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115 million (the "Offering"). On January 12, 2022, each 2021 Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share.  Subsequent to the year ended March 31, 2024, these warrants expired unexercised.

** On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io. Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share.

*** On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering").  Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.  On February 2, 2024 the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.

In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity (continued...)

(e) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan"). Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis. Currently, the RSU Plan has a limit of 2 million shares, which is not rolling. The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan. The Board may designate one or more performance periods under the RSU Plan. In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

Following is a summary of changes in restricted share units outstanding for the year ended March 31, 2024:

Outstanding
Balance, March 31, 2022	61,500
Granted	2,641,280
Cancelled	(150,000)
Exercised	(624,250)
Balance, March 31, 2023	1,928,530
Granted	257,976
Cancelled	(3,000)
Exercised	(802,650)
Expired	(1,800)
Balance, March 31, 2024	1,379,056

(f) Share-based compensation

During the year ended March 31, 2024, $3.8 million (2023 - $3.2 million) of share-based compensation expense was recognized in relation to the vesting of options, and $3.5 million (2023 - $5.1 million) of share-based compensation expense was recognized in relation to the vesting of RSU's.

During the year ended March 31, 2024, the Company:

  On July 6, 2023 granted 620,000 stock options to employees and officers with an exercise price of C$6.86 per share and an expiry date of July 6, 2028, which fully vested on July 24, 2023.
  On January 5, 2024 granted 241,976 RSUs to employees and officers with a fair value of C$5.56 per share that vest fully after a 12 month period.
  On January 12, 2024 granted 16,000 RSUs to an officer with a fair value of C$4.84 per share that vest fully after a 12 month period.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

19. Equity (continued...)

(f) Share-based compensation (continued...)

During the year ended March 31, 2023, the Company:

  On August 26, 2022 granted 415,200 stock options to employees and officers with an exercise price of C$5.66 per share and an expiry date of August 26, 2027, which vest monthly over a 24 month period.
  On August 26, 2022 granted 1,425,280 RSUs to employees and officers with a fair value of C$5.66 per share, of which 43,200 RSUs vest quarterly over a 24 month period and the remainder vest monthly over a 24 month period.
  On December 9, 2022 granted 16,000 RSUs to an officer with a fair value of C$2.62 per share vesting quarterly over a 12 month period.
  On January 11, 2023 granted 1,200,000 RSUs to directors and an officer with a fair value of C$3.10 per share vesting quarterly over a 12 month period.

The following weighted average assumptions were used for the valuation of the stock options:

	Fiscal Years
	2024	2023
Stock price (C$)	6.86	5.66
Risk-free interest rate	4.00%	3.05%
Expected life (years)	5.00	5.00
Annualized volatility	131%	131%
Dividend rate	0.00%	0.00%

20. Loss per Share

Income per common share represents net income for the year divided by the weighted average number of common shares outstanding during the year.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

	Year ended March 31, 2024	Year ended March 31, 2023
Basic weighted average number of common shares outstanding	90,005,128	82,871,284
Diluted weighted average common shares outstanding	90,005,128	82,871,284

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

21. Finance Expense

Finance expenses were comprised of the following for the years ended:

	Year ended March 31,
	2024	2023
	$	$
Interest and accretion on convertible loan	2,412	2,947
Interest on lease liabilities	533	664
Interest on loans payable	399	95
Interest on term loan	213	256
Total	3,557	3,962

22. General and Administrative Expenses

General and administrative expenses were comprised of the following for the years ended:

	Year ended March 31,
	2024	2023
	$	$
Management fees, salaries and wages	3,006	2,991
Marketing	1,298	1,019
Office, administration, and regulatory	4,697	4,604
Professional fees, advisory, and consulting	4,203	4,629
Total	13,204	13,243

23. Cost of sales

Cost of sales were comprised of the following for the years ended:

	Year ended March 31,
	2024	2023
	$	$
Digital currency mining	70,702	55,147
High performance computing hosting	3,373	316
Total	74,075	55,463

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management

The fair values of investments were measured using the cost, market or income approaches. The investments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets"). The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable, and accounts payable approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided as follows:

At the year end the Company classified its financial assets into the following levels:

	As at March 31, 2024			As at March 31, 2023

Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$9,678	$-	$-	$4,373	$-
Digital currencies	-	161,645	-	-	65,899	-
Investments	5,356	-	1,618	1,307	-	1,559
	$5,356	$171,323	$1,618	$1,307	$70,272	$1,559

Liabilities
Convertible loan -derivative component	$-	$-	$120	$-	$-	$482
	$-	$-	$120	$-	$-	$482

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Valuation of Assets / Liabilities that use Level 1 Inputs ("Level 1 Assets / Liabilities"). Consists of the Company's investments in common stock, where quoted prices in active markets are available.

Valuation of Assets / Liabilities that use Level 2 Inputs ("Level 2 Assets / Liabilities"). Consists of the Company's digital currencies, where quoted prices in active markets are available. The fair value is determined by the volume-weighted average of prices across principal exchanges as of 12:00 AM UTC, per coinbase.com.

Valuation of Assets / Liabilities that use Level 3 Inputs ("Level 3 Assets / Liabilities"). Consists of the Company's investments in preferred stock, convertible notes and common stock. For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data. As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

Level 3 Continuity	March 31, 2023	Additions	Disposals	in fair value	March 31, 2024
Assets
Investments	$1,559	$250	$-	$(191)	$1,618
	$1,559	$250	$-	$(191)	$1,618
Liabilities
Convertible loan -derivative component	$482	$-	$-	$(362)	$120
	$482	$-	$-	$(362)	$120

The carrying values of the Company's cash, amounts receivable, accounts payable, term loan and loans payable approximate fair value due to their short maturities. The carrying value of the Company's lease liability is measured as the present value of the discounted future cash flows.

The carrying value of long-term receivable and loans payable (long term portion) are measured at amortized costs which is similar to fair value.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts as at March 31, 2024. The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings and from the Canadian and Quebec governments related to the sales tax filings. Refer to Note 7 for the at risk balances.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24.  Financial Instruments and Risk Management (continued...)

Credit risk (continued...)

The amounts receivable for VAT filings are currently being withheld by the STA as a result of the decision notice of assessments received for both Bikupa and Bikupa 2 (Note 16). The uncertainty surrounding the resolution of the dispute gives rise to potential credit risk, as there is the possibility that the Company may not be able to fully collect the outstanding amounts from the Swedish government.

The amounts receivable for sales tax filings are currently being withheld by the Canadian and Quebec governments as a result of legislative changes to the Excise Tax Act surrounding mining activities in respect of crypto assets. The uncertainty surrounding the legislative changes gives rise to potential credit risk, as there is the possibility that the Company may not be able to fully collect the outstanding amounts from the respective Canadian and Quebec governments as applicable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages company-wide cash projections centrally and regularly updates projections for changes in business and fluctuations caused by digital currency prices and exchange rates.

HIVE is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and other adverse changes in the industry can significantly and negatively impact the Company's operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company's digital assets and property, and equipment, resulting in impairment losses being recorded.

The Company currently settles its financial obligations out of cash and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company's normal spending requirements on an ongoing basis and its expansionary plans. At current BTC prices, the Company's existing cash resources and the proceeds from any sale of its treasury and mined BTC will be sufficient to fund its capital investments and support its growth objectives. If the BTC price declines significantly, the Company would be required to raise additional funds from external sources to meet these requirements. Refer to details in Note 19 for the Company's ATM Equity Programs.

As at March 31, 2024, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

	Contractual cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$8,226	$8,226	$-	$-	$-
Term loan	5,608	5,608	-	-	-
Convertible loan	5,766	3,337	2,429	-	-
Lease commitments	9,070	2,938	4,879	1,253	-
Loans payable and interest	15,866	2,788	3,993	2,485	6,600
Total	$44,536	$22,897	$11,301	$3,738	$6,600

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations as well as the currency in which the Company has historically raised capital.

The Company's presentation currency is the US dollar, major purchases are transacted in US dollars, while financing to date has been completed in Canadian and US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than an entity's functional currency. A portion of the Company's general and administrative costs are incurred mainly in currencies separate from each entity's functional currency, such as Swiss Francs, the Euro, the Swedish Krona, and Icelandic Krona. The fluctuation of these currencies in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.

The Company's net monetary position in the significant foreign currencies as of March 31, 2024 is summarized below with the effect on earnings before tax of a 10% fluctuation of each currency relative to the functional currency of the entity holding it to the US dollar:

	Net Monetary Position March 31, 2024 (USD$ equivalent) ($)	Impact of 10% variance in foreign exchange rate (in foreign currency) ($)
US Dollars	(3,734)	339
Canadian Dollars	387	26
Euro Dollars	179	18
Swiss Francs	51	5
Swedish Krona	(784)	7
Icelandic Krona	712	-

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account. The interest rate on the Company's loans is fixed in nature and have limited exposure to changes in interest rates.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any significant price risks with respect to its financial instruments.

Loss of access risk

The loss of access to the private keys associated with the Company's digital currency holdings may be irreversible and could adversely affect an investment. Digital currencies are controllable only by an individual that possesses both the unique public key and private key or keys relating to the "digital wallet" in which the digital currency is held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the digital currencies.

Irrevocability of transactions

Digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital currencies or the operation of digital currency networks or exchanges in a manner that adversely affects investments held by the Company.

Digital asset risk

Digital currencies are measured at fair value less cost to sell. Digital currency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions. Further, digital currencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of digital currencies; in addition, the Company may not be able to liquidate its holdings of digital currencies at its desired price if necessary. Investing in digital currencies is speculative, prices are volatile and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends. Digital currencies have a limited history, their fair values have historically been volatile and the value of digital currencies held by the Company could decline rapidly. A decline in the market prices of digital currencies could negatively impact the Company's future operations. Historical performance of digital currencies is not indicative of their future performance.

Many digital currency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many digital currency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from digital currency software programs to confirm transaction activity, each party to the transaction must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the digital currency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's digital currency.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

While the Company does not store cryptocurrency on an exchange, the public failure of cryptocurrency exchanges appears to affect the value of cryptocurrencies and the cryptocurrency and crypto mining industries as a whole. As noted above, digital currency transactions are irrevocable. There are no governmental bodies that backstop the security of cryptocurrencies against theft or loss. A general loss of confidence in the technology that underlies the cryptocurrency industry, or a loss of confidence in the industry, itself, could substantially devalue our Bitcoin holdings and threaten the viability of our cryptocurrency mining business.

Digital currencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, that could have an adverse effect on the Company.

Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of digital currencies, or may adversely affect the Company, its operations and its investments.

Safeguarding of digital assets

The Company utilizes the Fireblocks platform which provides the Company a secure medium to access its digital wallets and transact with reputable exchanges on sales of its digital assets. At the year end the Company utilised the Fireblocks platform for 98% of its digital currencies associated with its operations. Fireblocks, with locations in New York and Tel Aviv, utilizes a secure hot vault and secure transfer environment to help establish connections between the Company's wallets and exchanges. Fireblocks utilizes multi-party computation ("MPC") protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys. The use of MPC ensures private key shards are never concentrated to a single device at any point in time. The Company utilizes the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within the Fireblocks portal. As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signor requirements. All transactions initiated from Fireblocks that fail to meet the Company's predefined criteria per the engine policy are automatically rejected. All internal wallets owned by the Company and external wallets for addresses of the Company's counterparties require multiple approvals in accordance with our whitelisting policy. As such, the Company settles with counterparties or entities without the risk of losing funds due to deposit address attacks or errors. Fireblocks is SOC 2 Type II certified for the defined period and undergoes a SOC 2 review on an annual basis. The Company reviews the Fireblocks SOC 2 report to ensure they maintain a secure technology infrastructure and that their systems are designed and operating effectively. Additionally, the Company reviews its own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met. Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated "A" by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

Digital asset mining risk

The digital asset mining industry has seen rapid growth and innovation. In this environment of rapid change, there is no assurance that the Company will be able to compete effectively. The Company's expenses may be greater than we anticipate, and our investments to make the Company more efficient or to gain digital asset mining market share may not outpace our competitors. Moreover, the cost of gaining efficiency and maintaining or enhancing profit margins may be more than the Company can support given its overall strategy of holding Bitcoin, the currency in which our operating profits are generated. Among the factors that affect our position are the following.

ASIC and GPU miners and other necessary hardware for mining are subject to malfunction, technological obsolescence, shortages in the global supply chain and difficulty and cost in obtaining new hardware. In this context, we note that much has been said in the media about the widespread availability of GPU based mining machines as former Ethereum miners shut down their operations. The machines that HIVE requires are ASIC mining machines that are designed and built for Bitcoin mining, which is our main focus. As a result, any major malfunction out of the typical range of downtime for normal maintenance and repair of our Bitcoin mining systems could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New ASIC miners can be costly and may be in short supply.

There can be no assurances that the most efficient ASIC mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation ASIC mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.

Proof-of-work mining operations (such as the mining operations required to mine Bitcoin) consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. Regulatory changes or actions in foreign jurisdictions may affect the Company's business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset exchange market in a manner that adversely affects the Company's business. If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, the Company's business and the market price of the Company's common shares. Because Bitcoin is a leading crypto currency, all of the foregoing risk factors may apply especially to Bitcoin, which is central to our business.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

The Company's business strategy currently focuses on mining Bitcoin and prior to the Merge Ethereum, and our hardware is limited to mining using current proof-of-work protocols. There could be developments in proof of work protocols, or other competing validation methods or processes that render such business strategy obsolete or out of favor generally. Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain. Instead, the validator of the next block on a blockchain is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has "staked" in order to become a validator. As a result of the Merge, on September 15, 2022, Ethereum shifted to a proof-of-stake validation method, and the Company stopped mining Ethereum. Should Bitcoin also shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., "mining" or "validating") may render our mining business less competitive or less profitable. While we are not aware of how the Bitcoin blockchain could be so fundamentally modified, we have seen applications that offer sidechain alternatives to mining Bitcoin directly on the Bitcoin blockchain but that are integrated with the Bitcoin blockchain. To date, such efforts that we are aware of have been directed at increasing the volume and speed of Bitcoin transaction processing.

The aggregate computing power of the global Bitcoin and Ethereum networks has generally grown over time, and we expect it to continue to grow in the future. The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing miners. As the hash rate in the Bitcoin network increases, the amount of Bitcoin earned per unit of hash rate decreases. The Bitcoin protocol responds to increasing total hash rate by increasing the "difficulty" of Bitcoin mining. If this "difficulty" increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards. Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.

Any decrease in the Company's effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.

There is also a risk that the Company could be negative affected by a Bitcoin halving event. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin. At a predetermined block, the mining reward is cut in half. The Bitcoin halving occurred on April 20, 2024 and the next Bitcoin halving is expected to occur April 2028. While Bitcoin prices have had a history of price fluctuations around Bitcoin halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin halving to pre-Bitcoin halving profitability levels is too long, there is a risk that the Bitcoin halving will render the Company unprofitable for a sustained time period. In addition, a sustained reduction in Bitcoin price could affect the value of our ASIC mining fleet which is engineered for Bitcoin mining with the result that substantial write downs are required for this equipment. These events could result in the Company being unable to continue as a going concern.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

24. Financial Instruments and Risk Management (continued...)

Uncertain tax positions

Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset exchanges and service providers that fall within such jurisdictions' regulatory scope. For example, if China or other foreign jurisdictions were to ban or continue to otherwise restrict mining activity, including by regulating or limiting manufacturers' ability to produce or sell semiconductors or hard drives in connection with mining, it would have a material adverse effect on digital asset networks, the digital asset market, and as a result, impact our business.

A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in digital currencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. As recently as September 2021, China's central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset exchanges, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely and regulators in other jurisdictions, including Canada, Singapore, and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. In September 2021, the Chinese government announced issued a complete ban that restricts digital currencies trading and mining activities, citing concerns about high energy consumption and its desire to promote financial stability. Regulators in the Inner Mongolia and other regions of China have proposed regulations that would create penalties for companies engaged in digital currency mining activities and introduce heightened energy saving requirements on industrial parks, data centers and power plants providing electricity to digital currency miners. The effect of the China ban was a movement of those miners and their hashrates out of China and into other countries. The United Kingdom's Financial Conduct Authority published final rules in October 2020 banning the sale of derivatives and exchange traded notes that reference certain types of digital currencies, contending that they are "ill-suited" to retail investors citing extreme volatility, valuation challenges and association with financial crime.

Foreign laws, regulations or directives may conflict with those of the jurisdiction we operate in and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in. The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and our investment value.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

25. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs (Note 24).

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company's digital currencies currently mainly consist of Bitcoin. The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price at March 31, 2024.

Impact of 5% variance in price
Bitcoin	$8,063

26. Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves.

The Company manages its capital structure and adjusts it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, commencement of ATM Equity Programs, the sale of digital currencies or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is subject to externally imposed capital requirements due to its term loan (Note 14). The Company's overall strategy with respect to capital risk management remains unchanged from the prior year.

HIVE Digital Technologies Ltd. Notes to the Consolidated Financial Statements For the years ended March 31, 2024, and 2023 (Expressed in thousands of US dollars unless otherwise indicated)

27. Segmented Information

The Company operates in one segment, with two revenue streams being, the mining and sale of digital currencies and high performance computing hosting. External revenues are attributed by geographical location, based on the country from which services are provided.

March 31, 2024	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$111,044	$111,044
High performance computing hosting	-	-	-	-	3,421	3,421
	$-	$-	$-	$-	$114,465	$114,465

March 31, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Revenue from digital currency mining	$-	$-	$-	$-	$106,089	$106,089
High performance computing hosting	-	-	-	-	229	229
	$-	$-	$-	$-	$106,318	$106,318

The Company's plant and equipment are located in the following jurisdictions:

March 31, 2024	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$74,425	$19,529	$1,367	$-	$35	$95,356
ROU asset	3,352	5,051	-	-	85	8,488
	$77,777	$24,580	$1,367	$-	$120	$103,844

March 31, 2023	Canada	Sweden	Iceland	Switzerland	Bermuda	Total
Plant and equipment	$50,386	$31,544	$4,357	$-	$941	$87,228
ROU asset	4,157	6,683	-	-	133	10,973
	$54,543	$38,227	$4,357	$-	$1,074	$98,201

28. Revision

Reclassification from accumulated other comprehensive income for digital currency sales

During the preparation of the March 31, 2024 year end consolidated financial statements, the Company identified a revision to the amounts to be reclassified from accumulated other comprehensive income for digital currency sales and revaluation of the digital currencies. The Company identified that due to the decrease in digital currencies during the year ended March 31, 2023, the surplus in accumulated other comprehensive income should have been reclassified to reflect the realisation of amounts from disposal. The revision impacted the consolidated statement of loss and comprehensive loss with a decrease in the revaluation loss on digital currencies and increase in the recognized loss on sale of digital currencies as indicated below.

	As previously reported	Adjustments	As revised

Consolidated Statements of Financial Position

Accumulated other comprehensive income	$7,404	$-	$7,404
Accumulated deficit	$(296,666)	$-	$(296,666)

Consolidated Statements of income and Comprehensive income

Revaluation of digital currencies	$(70,891)	$15,111	$(55,780)
Loss on sale of digital currencies	$(1,825)	$(15,111)	$(16,936)

Net loss for the period	$(236,423)	$-	$(236,423)

29.  Comparative Figures

Certain figures in the comparative period consolidated statements of financial position, consolidated statements of income and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows have been reclassified to meet the current presentation.  In the current year, the Company reclassified the interest expense on the term loan from cost of sales to finance expense and reclassified the current portion of the convertible loan (liability component) to better reflect the nature of the expense and the term, respectively.

30. Subsequent Events

Subsequent to March 31, 2024, the Company issued 10,965,793 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$44.1 million ($32.2 million). The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.02. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $967 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement.

Subsequent to March 31, 2024, the Company issued 36,000 common shares under the RSU plan upon the exercise of restricted share units.